Exhibit (a)(5)(E)

Town Hall Meeting

Bob:	So to get on to the main business here today. The BMS management team wanted to come visit us immediately the acquisition was announced, however, we were in the middle of an FDA inspection, so thankfully they said, “Yeah, we’ll give you a little bit of space.” So as soon as that was over, they want to come meet us. So the objective of today is for you to get to meet the team, understand a little bit more about BMS, Bristol Myers as a company and there will be time for questions and answers. So my challenge to this group is, come up with more questions than the last group did. They were a little bit shy at the start, but they got going. So to do this, let me introduce John Celentano and John is basically going to be responsible for the overall transition process and John will introduce the rest of the team.

John:	Thanks very much, good afternoon everybody. [group: good afternoon] It’s a real pleasure to be here today. Like Bob said, we would have like to have been here last week, but we thought it would probably be better for you guys to deal with what you were dealing with. We did have a good discussion with your colleagues out in San Diego and also teleconferences with field-based teams and obviously, I’m personally, I know all of us are very pleased to be here today.

As Bob said, I’m responsible for the overall integration of Amylin into Bristol-Myers Squibb and importantly also, into the Bristol-Myers Squibb AstraZeneca Diabetes alliance. Two different things, but very important that we do a great job on the integration to BMS and also into the Alliance. We’re excited because this is a great opportunity to bring the strengths of three great companies together, all with similar interest in helping patients deal with diabetes.

Let me first thank Amylin management for inviting us out here. Also for all of the support we had throughout the due diligence process that helped us make our decision to move forward. And then all of the help that we have while we’re in this period of transition.

I’m going to be joined by, or I am joined by a number of my colleagues here from Global Manufacturing and Supply leadership team. I’ll introduce them and then I’ll go over what we’re going to cover today, this afternoon. So Lou Schmukler is the head of Global Manufacturing and Supply. Bernie Laclere is responsible for the integration for Global Manufacturing and Supply organization and he’s supported by – where are you? Jeff, Jeff’s over there, Jeff Peek. Donna Gulbinski over here, is responsible for Quality Assurance and Monica McKee for HR for the Global Manufacturing and Supply organization. So we’ll all be working with you over the next couple of weeks on the integration.

What we’re going to cover today, this afternoon, is the rationale behind the transactions that are contemplated, a little bit about Bristol-Myers Squibb and our culture, how the integration process will actually proceed once we get to closing and what you can expect as an employee and we’ll anticipate a few questions and answer them before you ask and I hope that like your colleagues you’ll warm up quickly enough to ask the other questions that are on your mind.

So let me start with the transaction. Why did we – why are we so excited about joining forces with Amylin? Well, if you work in our industry, if you work in either Bristol-Myers Squibb or AZ, I think you get out of bed every day thinking about what can I do for the patients that we serve. And we have a particular interest in diabetes and helping patients with diabetes live healthy lives. It’s been part of our company’s strategy, it’s part of AZ’s strategy, it’s why we have the Bristol-Myers Squibb AZ Alliance and it’s why we want to work with such a great organization like Amylin. You guys are an established leader in diabetes, you’ve innovated multiple times in this area. You’re the first company to produce a GLP-1 in BYETTA, the first with a weekly GLP-1 in BYDUREON and you’re a leading company, particularly with endocrinologists, which is a very important thing. You’ve supported the very successful launch of BYDUREON in the US and we expect that to continue.

You got us excited, us meaning Bristol-Myers Squibb and Amylin about the GLP-1 space. We believe that’s going to grow in importance for patients and obviously as a business in our diabetes franchise and we see great benefits to expanding our franchise to now include BYETTA, BYDUREON, SYMLIN in addition to Onglyza, our own, our Kombiglyze and pending regulatory approval, Forxiga. So with that, we would have multiple diabetes products across multiple classes, providing solutions for patients, solutions for physicians and payers across the disease continuum. This gives us a potential to be a real leader across diabetes therapy and particularly create the opportunity for a leader as cardio-protective agents, a cardio-protective portfolio in type 2 diabetes.

So it’s very exciting for us to bring the strength of these three companies together. First, the BMS and AZ Alliance, tremendously broad primary care coverage, both here in the US and around the world. We think that will accelerate BYDUREON’s success. Your knowledge, your knowledge with and relationships with endocrinologists and that part of the business, we believe will accelerate the performance of Onglyza, of Kombiglyze and ultimately pending regulatory approval, Forxiga. So great opportunity for the whole franchise to benefit.

Also mainly, we believe that BYETTA, BYDUREON and the various product line extensions for BYDUREON offer great benefits for patients, we’re interested in investing in that, and we also believe that SYMLIN is probably underappreciated and can serve, has a potential to serve more patients. Metreleptin looks like a great opportunity to help patients with a serious as yet unmet medical need.

Our R&D colleagues who are not here with us today are, I assure you, very excited, very interested in the pipeline, the further product enhancements. And they’ll be — they already are working with a number of your colleagues to learn more.

So Lou is going to speak in a few minutes about manufacturing and our interest there. But what I’d like to do for the next few minutes is actually talk a little bit about the integration process. So both Bristol-Myers Squibb and AstraZeneca through our strategy, have gained a wealth of knowledge in the best way to integrate new organizations, new products into a company. We’re going to apply all of those things that we’ve learned in past integrations to this integration to make it as smooth and effective as possible. And while the folks here in the front of the room are all BMS people today, we’re very pleased to have the expertise and support that AstraZeneca provides to our diabetes alliance supporting this integration as well.

But if I could before I talk a little bit about what’s going to happen next, I’d like to provide kind of a personal note. So many of us on the integration team, both here represented today, and also at home on the larger integration team, have sat in your very chairs, have sat in a room where somebody has just announced a merger or an acquisition. We have – part of that we felt the uncertainties associated with that, we’ve had some of the very same questions and concerns that we wanted to have addressed right away, and which often are not addressed right away. So we can empathize with your concerns and your questions and your desire to get answers and knowledge about what will happen next. So I can assure you that based on both our company expertise and our personal empathy, we will try very hard to answer your questions today. We won’t be able to address all of them, for a lot of reasons. Most importantly, we haven’t spent enough time with you and we haven’t come to conclusions on many, many things. We want to learn together with you over the next few weeks, the next few months in order to do that. And so we need to do that learning together before we really can reach conclusions on many things.

In the meantime, understand that unanswered questions are sometimes frustrating — they’re usually frustrating — but you should be assured that each of us individually and all of us collectively, will work hard to learn from you to reach conclusions with you and to communicate answers in as transparent and speedy manner as is possible over the next few weeks and months.

So with that kind of personal commitment, if I could now talk a little bit about the formalities of what we’re going to see in the next few weeks and months. So first, Bristol-Myers Squibb has commenced a tender offer and is simultaneously seeking the regulatory approvals that are necessary in order to get to completing the merger as is contemplated. The amount of time that this takes is somewhere between 30 and 40 days. During this interim period over the next few weeks, we are very limited, actually, very limited by antitrust laws in the kinds of information we can share, the kinds of conversations we can have and except for very limited circumstances that are prescribed in the merger agreement, we are not in a position to be making any decisions. So that’s an important thing to keep in mind. What we are doing in the next few weeks is really planning for a successful merger and planning for a successful integration post-merger. And that planning is because while we have learned a lot about Amylin, a lot in the due diligence process, we probably haven’t really scratched the surface on many things that we need to know and to understand for next steps.

So what that means is, we’ll be preparing ourselves to learn more and once the merger closes, we’ll meet with Amylin’s managers, the management, many, many employees across the organization to learn more, to learn together and that will inform that learning process, will inform next steps and to various decisions that will happen over months after that.

So that’s kind of an overview of the next few weeks and months. This is the point where I ask the questions that we believe are on many people’s minds and ask them for you and try to answer them to the best of our ability. So one of the questions that happens and happens to anybody who is in this situation is what’s going to happen to me? So how does this change in company structure affect me? And the only answer that’s fair to give is it’s way too early to say. It’s way too early to say. No decisions have been made about people and that’s just the way it is. We haven’t made any decisions. What we do know, the information that we do know is that you’re in the middle of an important BYDUREON launch. You’re working on the dual-chamber pen. You’re working on suspension formulations, you’re working on regulatory commitments for metreleptin and other things. You’re manufacturing a very innovative product in a very innovative way and our goal is for that to continue. All that work must continue for the benefit of the business and more importantly, for the benefit of the patients that we serve. So while I understand the anxiety of what’s going to happen to me, I want to assure you that the work that you do is very important and we do not want to in any way disrupt that.

The next question that people often ask is what’s going to happen to the various Amylin sites? What’s going to happen to this facility or San Diego, et cetera, et cetera? Again, final decisions have not been made. We did a facilities tour today and this is a pretty impressive, pretty unique, pretty innovative facility. I know Lou will make some other comments later, but we’re very thrilled by the facility here and we look forward to it becoming part of the Bristol-Myers Squibb Global Manufacturing and Supply network.

We also, as we said to your colleagues in San Diego last week and to your field management team by phone, is that we need your colleagues in marketing, in your field-based operations, in medical to continue to support BYDUREON, BYETTA, SYMLIN and metreleptin in the US, of course, and we also want to say that we’re very interested in developing the capabilities to support these products internationally and we’ll be working on that over the next couple of weeks and months. We also need the expertise of the R&D and manufacturing scientists to continue the pen and the formulation work, and we need the support of the various G&A functions to continue the operations of the organization. I know it’s – we always forget somebody. We need the support of everybody. So if we didn’t list your department, rest assured we would say the same things about it.

So the most important thing to come out of that comment is we just need more time to work with you, to learn from you and to understand the important work that you do in order to make the right decisions.

The next question is about positions. Will there be positions that are eliminated? And I think the most important thing to be in any of these types of circumstances, to be very honest. And the honest answer is in any kind of a business combination, there are times when roles and positions are duplicative or decisions are made not to pursue a particular project. And therefore, there are over time some roles that are, in fact, eliminated. However, an important caveat like many others, is it’s way too early to say which of those – which or when any decisions would, in fact, be made. Our intention will be to tell you when we know the answers in a transparent way. We ask for your patience, we ask for your input because those decisions will be made with the input of folks in this room and around the organization. And in return for that patience, we assure you that we’ll make informed decisions as quickly as possible and communicate those decisions honestly and transparently.

And so if there is a position that’s eliminated and it happens to be my position, then the next question is, what happens? So for those individuals whose positions are eliminated following closing, and because of the merger, those employees will receive severance according to Amylin’s severance plan and be provided with sufficient notice so there aren’t big surprises for people. Please note, always a caveat, if you happen to resign, you’re not eligible for severance. So if you have a good severance plan, we plan to respect that. We really want to get to know you, engage with you and work together. If that doesn’t work out, there is severance, but you have to be here to get that, actually.

So let’s come back to what’s happening in the next couple of weeks. So while this is very big news, it’s our understanding that your day-to-day operations shouldn’t change. Unless otherwise directed by Amylin management, you’ll continue to report to the same manager, perform the same duties, utilize the same SOPs or other work processes that you do today and continue with business as usual. Our expectation, our goal is to have minimal disruptions, minimal distractions from the very important work that each and every one of you do on a day-to-day basis.

We know there will be questions that come up. We’re putting together a Q&A document with Adrianna. That should be available in the near future, go and check it regularly because it will be updated as we develop more questions, more answers over time.

And lastly, we look forward to working with you to learn more, to engage you in the integration, planning process. Following the successful close of the merger, we’ll be back to share any decisions as those decisions are made and clarify what you can expect going forward.

And the last thing I’ll say is we’re a company, Bristol-Myers Squibb – I know it’s true for our AZ alliance partners – that really cares about the patients we serve, just like you really care about the patients that you serve, and then it will be the patients that we serve. We place a great deal of value in people and collaboration and working together, treating people fairly, developing people’s careers and I look forward, personally, to getting to know more of you and applying those values in the months ahead.

So with that, let me turn it over to Lou and I’ll be back for Q&A.

Lou:	Thanks John. Good afternoon everyone. And let me first just echo everything that John said. Speaking for myself, for BMS, for the AstraZeneca company, we’re really thrilled about the acquisition and Amylin becoming a part of our business alliance. As John said, when you look at bringing all these diabetes platforms together and what our collective companies will be able to do as far as build a business and support the patients and the impact we can make on this serious disease, which is going to grow in importance and significance over the next decade, it’s really exciting.

That said, the questions and concerns and anxieties that come over an – out of this, we can all appreciate that. I was thinking as John was talking about that. I’ve been a part of acquired companies several times in my career. I think over my career of 32 years, I think maybe 3 times. So I can empathize as well as far as some of the questions and concerns that people have when you are with a company that’s been acquired. So we keep that in mind, empathetic of that to work through this and address those things as quickly and transparently as we can.

As a part of the due diligence process, I had a chance, meeting with Paul, his management team, other folks throughout Amylin manufacturing and the Amylin company, had a chance to meet quite a few people, see the operations, but still, a lot of people to meet, a lot of things to learn. This is my second trip to this facility. It’s a beautiful facility. Anybody – I’ve spent the majority of my career in manufacturing plants and have been involved in designing, building, starting up, running, I have an appreciation for what you’ve done here, what you’ve accomplished here. You should be very proud of it and I know Paul is and I know you all are. It’s really – especially with the most recent FDA inspection. And FDA inspection – two inspectors over 10 days, so there’s a little bit of stress associated with that. I can appreciate that. I used to have as much hair as you did before I went through a bunch of those. But that’s really – the result speaks for itself. So that’s – congratulations again on that job. Job well done.

You know when we – when a company acquires another company, they’re acquiring business, they’re acquiring products, they’re acquiring assets. One of the most important things that they acquire is people, talent, experience and expertise. And that’s very much top-of-mind for us as we work through integrating the Amylin organization into our company.

So I wanted to talk about three quick things today and we want to leave plenty of time for any questions you might have. I want to tell you a little bit more about myself. Tell you a little bit about the company, not much time today. I’ll just touch on some things quickly to start to give you a little bit of more background on our company. And talk a little bit about my organization, the BMS Global Manufacturing and Supply organization.

So let me start with a little bit of background about myself. I don’t think any of us like talking about ourselves, so I won’t bore you too much. But I’ve been in the industry about 32 years now. So I’m not going to – I’m not going to let you pick how old I am, so I was about 3 feet tall when I started, so I started a very young age. I started working on the shop floor of a pharmaceutical plant and since then worked in production, quality assurance, quality control, engineering maintenance, operational excellence and some other places. I’ve worked across the industry in the major sectors, in the branded or ethical side of the business, the generic side of the business and over-the-counter and consumer health side of the businesses as well. I joined BMS last year, so I have a short tenure so far with BMS. Before that, I was with Pfizer. And my last role with Pfizer was, I was responsible for Pfizer’s Global Biotech Manufacturing operations and I – before that I was with Wyeth. So Pfizer acquired Wyeth and I joined Pfizer as part of that acquisition. And my role at Wyeth was I was the head of Wyeth’s Pharmaceutical – Global Pharmaceutical Manufacturing and also responsible for all the company’s manufacturing operations in the Asia Pacific region and so spent a lot of time on planes in that job. But it was a great, great opportunity.

Also worked for a few other great companies. During my career I worked for Novartis, Hoffman-LaRoche and also Marion Merrell Dow which is now a part of the Sanofi-Aventis organization. So I’ve had the great opportunity to have a diverse career, work in a number of different roles and a number of different locations around the world and have learned a lot of from that. That helps me do the job that I have today.

Let me next talk about our company, BMS. This slide shows our product portfolio, which as you are with the Amylin product, we’re very proud of the products that our company makes, important, amazing medicines that treat serious disease and you may recognize some if not all of these medicines. But we work in a number of different serious disease areas — cardiovascular, immunosciences, neurosciences, virology and oncology.

This slide shows the strategy that our company – the strategy of our company and I’d like to talk about this for a few minutes because it will really help you understand who we are, where we’ve come and where we’re going. So in the early 2000s, the management of BMS made an important and bold decision, developing a new strategy to change the direction of the company, looking at where the industry was, looking at what patients needed, what the medical community needed. At that time our company was similar to some of the other large pharma companies today. We’re a very diversified pharmaceutical company. Traditional pharmaceutical products, nutritional products, over-the-counter, consumer, generic products, similar to the type of businesses that Pfizer is – has and Novartis has and some of the other major pharmas.

Our management decided that was not the direction the company needed to go, needed to pursue and decided to focus the company – and to divest all those businesses and focus on innovative medicines that treat serious disease, and to become a focused biopharma company. By biopharma, a blend of biotechnology and traditional pharmaceuticals, taking the best from both of those platforms. Biotech, fast, flexible, entrepreneurial, high science technology. Pharmaceuticals, the experience, scope and scale, global reach, et cetera, of traditional pharmaceuticals and to blend those to focus on unmet medical need. And three strategies, that’s three strategic areas that support that is our innovative core that our research and development capability. Selective integration which brings us here today. So Bristol-Myers Squibb was one of the first large pharma companies to realize that there’s a lot of innovation and business opportunity outside the four walls of our company, and that it was to the company’s advantage, to the patient’s advantage for us to look at acquiring innovation, partnering, joint ventures and so forth. And we’ve been successful at that and I think are considered one of the best, if not “the” best in the industry at that strategy.

And lastly, continuous improvement, which all of us in manufacturing are very familiar with, operational excellence, Lean Six Sigma and the kind. Our company looks at that from an enterprise perspective, not just in manufacturing where it’s familiar and commonplace, but across our whole company, part of the DNA of the whole enterprise.

So that’s a little bit about the strategy that we’ve been pursuing over the years. It’s served us well – knock on wood. Fortune Magazine rated us the number one pharmaceutical company last year. We’ve got one of the top price-per-earnings ratio in the industry and we see other companies now mirroring our strategy that we pursued a number of years ago. So knock on wood that it continues to be successful for us.

Let me switch gears to Global Manufacturing and Supply. So this slide has some of the key facts. We’re a global organization, an integrated internal and external manufacturing organization. So you can see we’ve got an extensive external manufacturing network working with partners around the world to help us manufacture and supply our products. 6,000 colleagues around the world. You can see a large product portfolio of 100 products and 4,000 SKUs, and multiple technology platforms. So biotechnology, small molecule, a number of drug product and delivery platforms. Here’s the locations of our sites. You see we have a presence in the Americas, we have a presence in Europe and a presence in the Pacific Rim and China and in Japan and our 68 supply partners are spread across the globe as well.

So this is – this simple graphic represents our vision and strategy for BMS Global Manufacturing and Supply. And our vision is to be the benchmark, to be the best biopharma manufacturing and supply organization in the world. We do a – we’re proud of a number of the things we do. We think we do them well, we see that there’s a number of things that you do very well and we see that in our competitors as well. But our aspiration is to be the best, is to be at the top of the industry and this strategy is our way to do that. And five elements to it – science and technical excellence, supply chain excellence, operational excellence, partnership and collaboration and people and culture support those three central strategic priorities and there’s a number of different areas, initiatives and areas of focus under each one of these.

And one of the things that I learned over the past weeks working with Paul and meeting people is, one thing that I see that our organizations have in common is the focus on engagement and collaboration. Very much a part of our culture and I’ve learned very much a part of your culture. And that’s a good thing to know.

This is a high-level view of how we’re organized in Global Manufacturing and Supply. So these are the six major elements of the organization. Pharmaceutical Manufacturing, which is our small molecule, active pharmaceutical ingredient and drug product and packaging operations. It’s global. All these are global organizations. Our Biotech Manufacturing and Process Development – so this is large molecule drug substance and development operations, external supply. Global Manufacturing, Science and Technology – this is our global technical support organization. There’s a number of important functions in there. I think what you refer to as technical operations or tech services. It includes central engineering, it includes central coordination of our operational excellence or Lean Six Sigma continuous improvement program, all the folks that oversee our facilities. Not the folks at the plants, but the folks that coordinate that globally. And some other key functions in there. And then you see Donna’s organization, Global Quality and Environmental Health and Safety and our Global Supply Chain, which is Global Planning and Logistics or distribution – distribution operations. So that’s how we’re organized and what this doesn’t show is all the important enabling functions, our partners, that help us accomplish our mission.

So let me stop there and open it up for questions. But before I do that, maybe a few closing remarks. Coming back to the point that John made about questions, about what can you expect, what can the site expect. You all have a lot of important work to do here. And what we want to do is make sure that you have what you need to accomplish the important work that you need to do over the next days, weeks and months to keep growing and progressing the BYDUREON franchise. It’s our current plan that the mission of this site does not change. Everything you’re doing today, you will be doing tomorrow and into the future. First of all you’ve got a lot of unique technology that you’re the only ones that do, that can do it. So that speaks for itself. And it’s one thing to have this beautiful facility, the technology, the process that goes with it. It’s not very useful unless you have the experience and expertise in this room that’s needed to run it and to accomplish everything. So we’re looking forward to getting to know everybody and to understand what your priorities are, what your – what support you need and so over the next weeks and months we’ll look forward to doing that. So maybe I’ll just stop there and we can open it up for questions. Thanks.

Bob:	Okay, so as you can see, we’re recording this. The reason we’re recording this is for folks who are not onsite today, shifts and that sort of thing. So for question and answers, what I’m going to do is – I know you’re not shy, but I will repeat the question for the purpose of the recording and then I’ll hand it over to the appropriate folks to answer the questions. So this is your opportunity. What questions do you have? Yeah.

Q:	[inaudible]

Bob:	So let me repeat that. So when the takeover is completed, will people retain their seniority or will they revert to – back to new employee status?

John:	So thank you for the question. Good question. You’ll be considered for all of the years of service you’ve provided to Amylin, in the combined service years between Amylin and hopefully Bristol-Myers Squibb after that.

Bob:	Good question.

John:	I’ve been bought and sold several – I’ve been bought and sold several times and I’ve got 28 of my 30 years to count, so…

Bob:	Great. Brad.

Q:	[inaudible]

Bob:	So the question is, understanding that BMS is moving to SABA, what’s the BMS EDMS system and where does that stand? What’s the status?

John:	Donna.

Donna:	We use EDM – by EDMS I’m assuming you mean the Electronic Document Management System? We use DCA, does that translate for you?

Q:	[inaudible]

Donna:	There you go. So thank you.

Bob:	Is that a yes or a no on Documentum? That’s okay?

Q:	[inaudible]

Bob:	SABA we know. Okay.

[inaudible]

Lou:	John wants to talk about the Learning Management System, but it’s a good – it’s just to speak to that question a little more broadly, our integrated systems strategy is very core to the – to achieving our aspirations and our strategy. And so we’ve got an integrative systems strategy, so a standard that we look for each of our locations to meet and over time. We are – we’re an SAP, we’re an SAP company. I think we’re – we might be the only major pharma company that’s got all of our sites under SAP. Now we don’t use – we’re not – we don’t use all the SAP modules. So for example, we use Maximo for maintenance and use some other capabilities. So we mainly use the production, finance and materials management modules. But in Donna’s shop, our laboratory information management standard is SQL LIMS, I believe the same one that you all use. So that will be an important discussion over the next few weeks to see how the systems will be integrated. John…

John:	So one comment on Saba. One thing that I know we don’t need to do is install new communications systems here. Because somehow between the Q&A in the last session and the Q&A in this session, you already had that insight. So that’s impressive. The other comment I’ll make is that we were a Plateau LMS and we’ve moved to Saba and I’m the guy who signed off on that recommendation. I’ll take accountability for that. I wish I had been here a few months earlier. I’m sure there’s some other questions that would be more interesting.

Bob:	Thank you John. Yeah, Craig.

Q:	[inaudible]

Bob:	So the question is, what are some key metrics for a successful transition?

John:	That’s an absolutely great question. I think certainly that the patients that we serve will continue to get served in a very effective way. That the number of patients we serve, both with the current Amylin products and with the current Bristol-Myers Squibb/AZ alliance products, the number of patients that we serve grows in an appropriate way. And therefore, both patients are healthier and the organizations are healthier. That people continue to be successful in their careers and feel like they work in – first in one company, that new Bristol-Myers Squibb/Amylin merged company, but then also in one alliance so that we don’t miss a beat in our business objectives, we don’t miss a beat on our mission objectives, in terms of taking care of patients and helping patients, and we don’t miss a beat in terms of creating a healthy and productive and successful work environment for our colleagues. I don’t know if you want to add anything to that.

Bob:	Other questions, yeah?

Q:	[inaudible]

Bob:	So the question is one of standards across a variety of business engineering or whatever. How will those be harmonized, how long will it take, when we will get to understand those standards?

Lou:	Yes, that’s a great question and I’ll answer it from a few different perspectives. First of all, part of our strategy is we believe standardization and harmonization is a source of competitive advantage. Meaning that as a global manufacturing organization, we learn together what’s the best way to do something and once we figure that out, we all do it that way. We’re in a regulated – highly regulated business, as we all know, so that drives a certain amount of standardization and harmonization in and of itself. But as far as our – and we’ve got corporate policy and procedure that will be a part of the integration process that we’ll have to harmonize and everybody can appreciate that.

But talking – generally speaking about that, when we talk about harmonization and standardization being a source of competitive advantage, it’s not just harmonizing and standardizing everything for the sake of harmonizing and standardizing, because it’s a lot of work to do that. It’s looking at it system by system, process by process, operation by operation, seeing where that makes sense. We’ve actually studied this from a manufacturing science perspective. When you look at other world-class manufacturing organizations, world-class manufacturing companies around the world and look at how they approach that question, it’s very interesting. So if you look at a company like Intel who is recognized as being one of the best manufacturing companies in the world, Intel has a manufacturing strategy that they call “copy exactly.” And if you go to different Intel factories around the world, of which I have, you walk in there and other than it saying Intel Dublin or Intel France, you can’t tell the difference. Of course people are speaking different languages, but other than that, so that’s their strategy.

Then you look at a company like Toyota, another one of the best manufacturing companies in the world, you’ll see that they approach it a different way. They look at what are the process and procedure that provide us competitive advantage? So if you go into Toyota plants, what you see is if you go into the paint shops in the factories, they are all exactly the same, because they see that as a critical business process. There’s one best way to do that and that’s the way they do it. And if you look at their frame welding operations, their sub-frame operations, that’s another one where all around the world they do it exactly the same. I think that’s more of our thought about how to approach that. So sort of answered your question on two different levels. Part of it will be the corporate policy and procedure and part of it is core to our manufacturing strategy. Does that make sense?

Q:	[inaudible]

Lou:	I’m going to let Bernie speak to that.

Bernie:	Yeah, a couple things. There will be some corporate polices and so forth that we will be moving in yet this year, John. But in terms of, like, your manufacturing practices, don’t expect that on any timeframe yet this year. So it would be something that we’d look at, and frankly, your manufacturing is so unique, I’m not certain we have a standard for much of what you’re doing. So you are the standard for a lot of the manufacturing that you’re doing.

[inaudible]

Lou:	You mentioned best practices and in talking with Paul and what we’ve been able to see in the limited amount of time that we’ve been together, seen a number of what we view, and I think what you view as best practices. So we’re looking forward to learning those things and taking those and applying those to the rest of the network. So that’s one of the advantages that comes out of bringing our two companies together.

Bob:	Other questions? Yeah, Julie(?).

Q:	[inaudible]

Bob:	So the question is, carriers for medical benefits and when that transition could occur?

John:	So United, we have Aetna, CareMark – I think that the most important thing to say about benefits is your benefits tomorrow are the same as your benefits today. That will continue for some period of time. Your holidays are the same as they were for sure through 2012. Sometime in 2013 we’d want to look at how we move towards a harmonized system. We have experienced in the past that this late in the year, getting ready for a January 1st go-live is probably not the smartest thing. So we’d probably do some sort of midyear shift, but we’d want to understand your benefits, pluses and minuses, understand ours and go through a reasoned and effective process at the right time, which is probably not right now.

Bob:	Yeah?

Q:	[inaudible]

Bob:	So the question is, how does that apply to vacation as well?

John:	Yeah, so the vacation that you have today and that you have accrued would continue. I don’t know what your – how many weeks you accrue per year and all that stuff, but we’ll figure that out over time and do the right thing. No one’s going to take my vacation from me, no one’s going to take yours from you.

Q:	[inaudible]

Bob:	Hawaii in January sounds great. Yeah, Drake.

Q:	[inaudible]

Bob:	Is there a way to observe or look at current BMS benefits that people can view?

John:	Yeah, so maybe not right now, but let’s get the closing behind us in a few weeks and I’m not sure exactly how or when we should – not that we shouldn’t give you insight into that, but to do that in a way that is useful for you. So give us a little time to think about that. Normally we do that closer to the election period, but if there’s a lot of curiosity, maybe there’s a way and we’ll think about that, Monica, a way to do that sooner. The bottom-line is we have a good program, we’re a healthcare company, you’re a healthcare company. We tend to have programs that are very competitive as employers and we’re committed to providing a quality health, welfare and rich retirement benefits.

Bob:	Yeah?

Q:	[inaudible]

Bob:	So the question is, OUS Sales, the expectation was that the original plan was we would partner with another company from an OUS markets perspective. What’s going to happen there?

John:	So that’s a very important part of the integration process to understand. What I understand to be planned transition from Lilly on outside US sales, we have a global organization at Bristol-Myers Squibb, AstraZeneca has a global organization. We would fully intend once the merger closes, once we understand those transition plans, to build plans that enable us to take full advantage of our global commercial network, medical, clinical network and in supply network as well, manufacturing and supply. So the short answer is, what’s going to happen to OUS sales? They’re going to go up faster. The longer answer is, we have some work to do to figure out exactly how to support that.

Bob:	Yeah?

Q:	[inaudible]

Bob:	So the question is, what plans, if any, are there to do a quality audit of the site, either by BMS or AstraZeneca? I could broaden that out to other audits as well too.

Donna:	I’ll take that one. I can’t speak for AstraZeneca, but I do know I’m head of quality for Bristol-Myers Squibb. Bringing the Amylin site into our network would mean that we would audit you, just like headquarters is – Lou refers to us as headquarters — would audit any plant in the Bristol-Myers Squibb network or any plant that’s a supplier. We don’t have a date in that space, but I – certainly I would expect that we would be here. We were already here to a certain extent during due diligence and have walked through today. I’m sure there’ll be a broader team eventually. But we like what we see so far, so I’m not too worried about that at the moment.

Bob:	Thank you. Other questions? Yeah.

Q:	[inaudible]

Bob:	So the question is around planning and sales, when will we see requirements from the BMS perspective? The question comes from our planning organization as you might expect.

John:	I think we really need to sit down with the commercial teams and understand the opportunity together and if I weren’t in a manufacturing site, I’d probably say some sort of joke like whatever the number was, double it. But I think in a manufacturing site, we probably should take a more measured approach to forecasting. Is that correct?

Male:	If you want to get out of here.

John:	But if somebody in sales or marketing asked me that question, being an old sales and marketing guy myself, I’d say, “Well, whatever the number was, it’s bigger and sooner than you thought.” But no, seriously, we need to assess the opportunities in the marketplace, the strength of the three companies, put together a planful and measured approach to training our respective teams so that we can create more appropriate demand in the marketplace and have the right continued dialog with the manufacturing networks so that we can fill those needs. But that’s not going to happen on the Wednesday – it’s not going to happen…

Bob:	You guys aren’t shy. Yeah.

Q:	[inaudible]

Bob:	Okay, that’s a good question and that question was asked earlier as well, so will we be a subsidiary of Bristol-Myers Squibb? What will happen to the Amylin name, Amylin brand, our signage, that sort of thing?

John:	So it was a great question. It’s always dangerous to give very definitive answers on these things, so the intention would be that there would be a subsidiary that would be Amylin. The larger question is what does that mean from a name perspective? I think the answer to that is we need to understand the brand equity in the Amylin name and understand if or how we might want to use that. No decisions have been made about that, but structurally, there would be a subsidiary. That structure, once you move through a few months doesn’t really mean anything to employees. It means a lot of for a lot of other reasons. But structurally, yeah, there would be a subsidiary and we will take a careful look at brand equity and how the name works in the marketplace, where – how we want to either transfer that brand equity or retain that brand equity in an appropriate way.

Bob:	Other questions? Yeah.

Q:	[inaudible]

Bob:	So the question is, how long has BMS had their eye on Amylin and what made the product be a good fit for Bristol-Myers, our product portfolio?

John:	So I think we’ve participated in the bid process in the last few months, as is obvious today. How long have we been looking at the GLP-1 space? I think as we have grown to understand the value of Kombiglyze and Onglyza and potentially Forxiga in the marketplace, we’ve looked at the GLP-1 space got increasingly interested over time and very interested in BYETTA, very interested in BYDUREON and not just the current BYDUREON, but the long-term line extension plans. And that’s how we ended up here today. We feel that there’s something very special about those products, individually, uniquely that support patients with this serious disease and we think there’s something impressive about having the Amylin products in the same portfolio as the current Bristol-Myers Squibb and AstraZeneca alliance products. And so we believe both in the product, in the people, as we’ve met throughout the due diligence process, and importantly, in the portfolio and the synergies that come out of that portfolio in terms of being able to communicate to patients and to physicians how to best use products from multiple classes to address the disease.

Bob:	Any more questions? We’re hitting the end of the timeframe, but we’re not going to cut it just because of that. So yeah.

Q:	[inaudible]

Bob:	What’s the current thinking in terms of timeframe for full integration?

John:	So full integration, I think it really depends on what role you’re in and how important and how easy it is to get fully integrated. So some things will integrate very quickly, other things will take 18 months. And this is a little different than some of the integrations we’ve done in other recent transactions, where you guys are a pretty big organization, very complex, sophisticated business and we want to do it quickly, because it’s always better to take the uncertainty out of an integration, but we want to do it right. And therefore, invest the right time in planning and then the right time in acting and not rush the process. But I would say depending on who you are and what you do, 3 months, 18 months I think is the way to think about it in that timeframe.

Bob:	Dave?

Q:	[inaudible]

Bob:	So the question is, what’s the composition, the look or the – of the 12 BMS manufacturing sites?

Lou:	So our basic strategy around that is a site should have a defined mission. So every site doesn’t manufacture everything for the region they’re in. So that’s our basic manufacturing sourcing strategy. That said, the 12 sites, two of them are active pharma – small molecule, active pharmaceutical ingredients sites, those are the two sites outside of Dublin. We’ve got two biotech drug substance sites, Devens outside of Boston, and Syracuse, New York. We also do some biotech development in our New Jersey locations. And the rest of the sites are pharmaceutical small molecule drug product and packaging sites, and dedicated for aseptic parenteral filling or solid oral dosage form. So it varies. And some sites have a large or we refer to them as a Center of Excellence for packaging, but we have a number of sites that do packaging, but some – like our site in Anagni is a major global packaging site that packages for many countries around the world. They do – handle a lot of packing complexity. And there are some that just focus on the US and a few other countries. So gives you a little bit of a flavor for it.

Bob:	Yeah, Jeannette(?).

Q:	[inaudible]

Bob:	So the question is around Alkermes and where did Alkermes feature in the announcement or didn’t feature in the announcement and what’s the perspective on Alkermes?

Lou:	So as far as the announcement goes, you know, that’s – we didn’t feel that was a critical part of the – of the acquisition to speak to, but what I would say is we learned through the due diligence the importance of that relationship and how Amylin and Alkermes worked very closely together to bring the products to market, and the ongoing relationship of the critical supplier of the polymer. So we fully appreciate the strategic nature of that relationship. But the acquisition doesn’t – I mean the acquisition doesn’t really – Alkermes is its own company and that’s not really a part of the acquisition. So that’s why the announcement didn’t speak to that. Does that makes sense?

Bob:	Okay, we’re running out of time here, so we’ll try and see if there’s anything else that’s critically important. Let me remind you again, there’s going to be a Q&A – it’s in process at the moment, it will get out fairly soon that will address a lot of questions, not necessarily all of them in the first version. This is phase one of it. So that will be coming and everybody will get that. John, did you want to say something?

John:	Yeah, again, let me just thank everybody for their engagement in the dialog. That’s very much appreciated. I will say a number of you asked very specific questions and probably when you ask those very specific questions, every time we should have reiterated, decisions haven’t been made, you’re still an independent company. You need to continue to work according to what your management directs you to do. We’re guests here. We’ve made an intention to go through an acquisition, it hasn’t consummated yet. So just to remind ourselves that just what I said, you’re an independent company. Continue to do the things you do. We don’t have all the answers yet. We did our best to answer them in the context of what is normal for us in these kinds of transactions, but we need to spend a little bit more time learning your organization, your benefit structure, process, et cetera, before those best attempts at answers become decisions and actions. Thank you.

Bob:	Let me close it here. Let me just express on behalf of all of you guys, our appreciation to the Bristol-Myers team for coming today and sharing with us the information that they can share at this stage. And we will be seeing an awful lot of these folks in the future. So and we look forward to that too. So thanks a million. We’re done. [applause]

END

Amylin Town Hall John Celentano Senior Vice President Human Resources, Public Affairs and Philanthropy July 12, 2012 1

Amylin Town Hall Amylin Town Hall Lou Schmukler Lou Schmukler President President Global Manufacturing & Supply Global Manufacturing & Supply July 12, 2012 July 12, 2012 2

ABILIFY
(aripiprazole)

REYATAZ®
(atazanavir sulfate) 200 mg/300 mg capsules

ATRIPLA™
(efavirenz 600 mg/emtricitabine 200 mg/
tenofovir disoproxil fumarate 300 mg) Tablets

Baraclude™
(entecavir) 0.5 mg/1 mg tablets

ORENCIA®
(abatacept)

SPRYCEL™
dasatinib 50mg tablets

ERBITUX®
CETUXIMAB INJECTION

YERVOY™
(ipilimumab)
Injection for intravenous infusion

onglyza™
(saxagliptin)

kombiglyze XR
(saxagliptin and metformin HCl
extended-release) tablets

Nulojix™
(belatacept)

ELIQUIS™
apixaban

forxiga™
(dapagliflozin)

Bristol-Myers Squibb

BMS Diversified Portfolio
BMS Diversified Portfolio
3
Currently Marketed Products
Currently Marketed Products
New Product Launches
New Product Launches
Life-Cycle Products
Life-Cycle Products
* Eliquis and Forxiga pending additional regulatory approval

Helping more patients prevail in
Helping more patients prevail in
their fight against serious disease
their fight against serious disease
Best of Pharma
Best of Pharma
Best of Biotech
Best of Biotech
Innovation
Innovation
Selective
Selective
Integration
Integration
Continuous
Continuous
Improvement
Improvement
4
Agile, Entrepreneurial & Accountable Culture
Agile, Entrepreneurial & Accountable Culture
Next Generation BioPharma
BMS Strategic Foundation

Supply 57 markets globally
Support a portfolio of 98 products/3752 SKU’s
Internal network of 12 sites, 6100 colleagues
External supply network of 68 suppliers
Multiple technology platforms
Audited by ~ 20 health authorities
Global Manufacturing & Supply Key Facts
5

Our Manufacturing Network
Our Manufacturing Network
6
Pharmaceutical (9)
Biological (3)
API Plant
Finishing Plant
Mexico
Tlalpan
China
SASS-Shanghai
Japan
Aichi
France
UPSA
Italy
Anagni
United States
Devens, MA
Mt. Vernon, IN
Syracuse, NY (R&D)
Ireland
Swords
Cruiserath
Puerto Rico
Humacao
Manati

PARTNERSHIP & COLLABORATION
PEOPLE & CULTURE

Bristol-Myers Squibb

7
Scientific
Scientific
& Technical
& Technical
Excellence
Excellence
Supply Chain
Supply Chain
Excellence
Excellence
Operational
Operational
Excellence
Excellence
BMS Global Manufacturing & Supply
BMS Global Manufacturing & Supply

BMS Global Manufacturing & Supply
8
Pharmaceutical
Manufacturing
Biologics
Manufacturing
& Process
Development
External
Manufacturing
Global
Manufacturing
Science &
Technology
Global Quality
& EHS
Global
Supply Chain

Thank you 9

10